TRANSTECH SERVICES PARTNERS INC.
445 FIFTH AVENUE
NEW YORK, NY 10016

May 8, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Paul Fischer

Re:	TransTech Services Partner, Inc.
Amendment No. 5 to Form S-1
File No. 333-138080

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, TransTech Services Partner, Inc. (the “Company”), hereby requests that its Registration Statement on Form S-1 (Registration No. 333-138080) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 2:30p.m. on May 10, 2007, or as soon thereafter as practicable.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TransTech Services Partner, Inc.

/s/ Suresh Rajpal

Suresh Rajpal
Chief Executive Officer